Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

VIA EDGAR

January 30, 2018

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	811-08090 and 033-70742
	Series:	LVIP Managed Risk Profile 2010 Fund
LVIP Managed Risk Profile 2020 Fund
LVIP Managed Risk Profile 2030 Fund
LVIP Managed Risk Profile 2040 Fund
LVIP Managed Risk Profile 2050 Fund (the “Funds”)

Dear Mr. Zapata:

This letter responds to your comments to the amendments to the Trust’s registration statement amendment filed on November 30, 2017 under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Trust’s responses. Where no specific Fund is referenced, the comment applies to the prospectus for each Fund.

1)	Ensure that future filings include marked copies indicating the changes effected to the registration statement, as required under Rule 472(a).
A.	Future filings will include the required marked copies.

2)	Confirm the adviser cannot recoup amounts reimbursed to the funds under the expense limitation agreement.
A.	The adviser cannot recoup amounts reimbursed to the funds under the expense limitation agreement.

3)	Explain how often the neutral allocations will be adjusted.
A.	The prospectuses will disclose that neutral allocations are generally adjusted quarterly.

4)	Disclose how often the Fund’s portfolio will be rebalanced to be true to the glide path.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

A.	The prospectuses will disclose that daily cash flows investments and as-needed rebalancing trades will be used to conform a Fund’s portfolio to its glide path.

5)	Consider moving to the “Principal Risks” section the paragraphs beginning “Before investing …” and “There is no guarantee…”.
A.	We have determined to retain the first paragraph within the investment strategy section, because it provides information on how target date funds should be used. The second paragraph has been moved to the Principal Risks section.

6)	Under “Fund Performance,” remove the statement that the risk management strategy is in use by the Fund.
A.	The requested change has been made. The performance table now discloses:

The Fund’s performance between May 2, 2011 and December 31, 2016 reflects the impact of a risk management strategy, which was discontinued as of February 1, 2018.

7)	Update the financial highlights to information for year-end 2017.
A.	Because the Funds have a fiscal year end of 12/31, the financial highlights will be updated to include this information on May 1, 2018.

8)	Remove the reference to Milliman as a current subadviser in footnote 1 to the financial highlights.
A.	The requested change has been made. To clarify that a change took place during fiscal year 2016, the footnote now discloses (emphasis for clarity here):

Effective May 1, 2016, Milliman Financial Risk Management LLC was responsible for the day-to-day management of the Fund’s managed risk strategy, replacing Lincoln Investment Advisors Corporation.

9)	Carry through to the statutory prospectus any comments given on sections of the summary prospectus.
A.	The requested change has been made.

10)	In the statement of additional information, disclose that the Funds will change names effective February 1, 2018.
A.	The requested change has been made.

11)	With respect to page 27 of the statement of additional information, explain why no brokerage commissions were paid prior to 2016.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

A.	Prior to 2016, the Funds invested only in investments that entailed no commissions. In 2016, the Funds began utilizing exchange-traded funds, and therefore began incurring commissions.

12)	On page 37 of the statement of additional information, remove the duplicated row for LVIP Managed Risk Profile 2010 Fund.
A.	The requested change has been made.

13)	On page 40 of the statement of additional information, update the information in the tables under “Other Accounts Managed.”
A.	The requested change has been made.

14)	In the statement of additional information, update the tables on administration agreement fees (p. 31) and 12b-1 plan fees (p. 44) to reflect 12/31/2017 information.
A.	The Funds have a fiscal year end of 12/31. The referenced sections will be updated on May 1, 2018 to include this information.

15)	In the statement of additional information, update the information under “Control Persons and Principal Holders of Securities” to the most recent practicable date.
A.	The requested change has been made.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein

Samuel K. Goldstein, Esq.

Senior Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.

Julie Vossler

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